Item 30. Exhibit (q)
Strategic Group Variable Universal Life® (GVUL) April 1, 2023

Description of Issuance, Transfer, and Redemption Procedures
for Group Flexible Premium Adjustable Life Insurance Policies Offered
by Massachusetts Mutual Variable Life Separate Account I
of Massachusetts Mutual Life Insurance Company

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), adopted pursuant to the Investment Company Act of 1940 (1940 Act), the administrative procedures that will be followed by Massachusetts Mutual Life Insurance Company (MassMutual) in connection with the issuance of the Group Flexible Premium Adjustable Life Insurance Policy (Group Policy) described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policy Owners of their interests in the Policies. Capitalized terms used but not defined herein have the meanings ascribed to them in the prospectus.

Massachusetts Mutual Variable Life Separate Account I (Separate Account) of MassMutual is registered under the 1940 Act as a unit investment trust. A segment of the Separate Account has been designated to receive and invest premium payments received for the Group Policies. The designated segment of the Separate Account is divided into divisions. Each Separate Account Division purchases shares in a corresponding underlying Fund. Procedures apply equally to each Separate Account Division and for purposes of this description are defined in terms of the Separate Account, except where a discussion of both the Separate Account and the individual Separate Account Division is necessary.

MassMutual will issue a Group Policy to a trust in which an employer, association, sponsoring organization or trust (Employer) will participate. Group Flexible Premium Adjustable Life Insurance Certificates (Certificates) will be issued to employees affiliated with Employers who elect to participate in the trust. Certificate owners who wish to participate in the Separate Account Divisions offered by the Separate Account must elect the variable rider to the Certificate (Variable Rider). A “Policy,” as used throughout this document, is a Certificate to which a Variable Rider has been added.

Although a Policy provides for fixed benefits supported by MassMutual’s General Account, this description assumes that Net Premiums are allocated exclusively to the Separate Account and that all transactions involve only the Separate Account Divisions, except as otherwise explicitly stated herein. MassMutual believes the Variable Riders, and not the Certificates, are subject to the 1940 Act. However, in the event the Certificates, as amended by the Variable Rider, are considered subject to the 1940 Act by virtue of the election of the Variable Rider by Certificate owners, MassMutual provides the following information regarding the Policies.

1. Purchases and Related Transactions

This section outlines Policy provisions and administrative procedures that might be deemed to constitute, either directly or indirectly, a “purchase” transaction. Because of the insurance nature of the Policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain Policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a Policy but require certain payments by the Policy Owner and involve a transfer of assets supporting Policy reserves into the Separate Account.

a. Premium Schedules, Insurance Charges and Underwriting Standards

Premium payments are not limited as to frequency and number, but there are limitations as to amount. The Minimum Initial Premium payable when electing the Variable Rider is $500, which can be paid in a lump sum or throughout the first Policy Year via payroll deduction or by the Pre-Authorized Check (PAC) Premium Payment Service. The minimum amount of each payroll deduction or PAC premium payment is $50 per month. There is no $500 Minimum Initial Premium payment requirement to activate the Variable Rider in states where we issue the Policy as a group flexible premium variable adjustable life insurance certificate instead of as a Variable Rider to a group flexible premium adjustable life insurance certificate.

While the Policy is In Force, premiums may be paid at any time before the death of the Insured subject to certain restrictions. Except for the initial minimum premium, there are no minimum or maximum premium payments under the Policy. However, MassMutual has the right to refund all or a portion of a premium paid in any year if it will increase the net amount at risk under the Policy.

The Policy does not terminate for failure to pay premiums because payments, other than the initial premium, are not specifically required. Rather, if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the monthly deduction, the Policy enters a Grace Period. MassMutual does not require underwriting prior to issuance of the Variable Rider. However, issuance of Policies is subject to MassMutual’s then current guidelines regarding guaranteed issue, simplified issue, and regular underwriting. Guaranteed issue is only available to employees affiliated with an Employer group. For those proposed Policy Owners subject to simplified or regular underwriting, MassMutual will require adequate evidence of insurability prior to approving issuance of a Policy. MassMutual will not issue Policies that maintain a face amount of less than $50,000.

Cost of insurance charges for the Policies will not be the same for all Policy Owners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each Policy Owner pays a cost of insurance charge commensurate with the Insured’s mortality risk, which is actuarially determined based on factors such as age, health, and occupation. In the context of life insurance, a uniform mortality charge (cost of insurance charge) for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be different “prices” for each actuarial category of Policy Owners because different costs of insurance rates will apply. While not all Policy Owners will be subject to the same cost of insurance rates, there will be a single “rate” for all Policy Owners in a given actuarial category. The Policies will be offered and sold pursuant to MassMutual’s underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health, and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Policy.

b. Application and Initial Premium Processing

The Variable Rider may only be elected by Certificate owners. Certificates are only available to individuals who are members of a group acceptable to MassMutual where the group sponsor such as an Employer executes a participation agreement requesting participation in a Group Policy issued by MassMutual. Subsequent to this agreement, the Employer will submit enrollment forms on behalf of its employees to MassMutual requesting individual insurance under the group contract. Once MassMutual approves an enrollment form, a Certificate will be issued to the approved employee. Employees who have been approved for issuance of a Certificate may then propose the election of the Variable Rider to the Certificate. Each individual in a group accepted by MassMutual is aggregated for purposes of determining Issue Dates, Policy Dates, underwriting classification, and sales load percentages. The group contract and the participation agreement specify the rights and privileges of the Employer. The Policy is evidence of coverage under the group contract, and individuals may exercise all rights and privileges under the Policy through the Employer. After termination of the employment or other relationship, an individual who has been issued the Policy may exercise all rights and privileges directly with MassMutual.

A Certificate owner elects the Variable Rider by completing the requested enrollment forms and submitting the forms to MassMutual along with the Minimum Initial Premium of $500 or $50 via payroll deduction or PAC premium payment per month. If MassMutual determines the election of the Variable Rider is not suitable for the Certificate owner, the Minimum Initial Premium is sent back to the Certificate owner without interest.

During the Free Look period, we will apply the initial Net Premium we receive under Policies to the Guaranteed Principal Account (GPA). At the end of the Free Look period, we will apply your Account Value to the GPA and/or Separate Account Divisions according to your instructions and subject to our current allocation rules.

A Free Look period under state law provides a Policy Owner the right to cancel the Policy within ten calendar days (or longer depending upon the state of issuance) after the Policy has been delivered to the Policy Owner. The election of the Variable Rider does not increase or decrease the duration of this Free Look period. If the Policy Owner chooses to cancel the Policy within the Free Look period, a refund will be made to the owner. The refund equals either: 1) the Account Value plus any premium deduction(s) and monthly deduction(s) reduced by any amounts borrowed or withdrawn; or 2) where required by state law, all premiums paid, reduced by any amounts borrowed or withdrawn.

Each individual in a group accepted by MassMutual is aggregated for purposes of determining Issue Dates, Policy Dates, underwriting classification, and sales load percentages. Generally, an Employer pays MassMutual a premium which may cover a proposed Insured prior to the time MassMutual receives an enrollment form from the proposed Policy Owner. In these situations, temporary insurance is issued on the life of the Insured during the interim period. When the enrollment form is submitted and approved by MassMutual, the Policy may be backdated to the date requested by the Employer. In no event will such backdating exceed six months.

MassMutual will require the Policy to be delivered to the employee/Policy Owner within a specific time frame after the Policies have been generated at MassMutual’s Administrative Office.

c. Premium Allocation

“Net Premiums” are credited to the Policy as of the Valuation Date the premium payments are received by MassMutual in Good Order, with the possible exception of the first Net Premium received from the Employer. Net Premiums are equal to the gross premium paid minus the sales load, state premium tax charges, and the deferred acquisition cost (DAC) tax charges. The sales load compensates MassMutual for the cost of distributing and servicing the Policy, the state premium tax charges compensates MassMutual for applicable state and local taxes on premiums paid for the Policy, and the DAC tax charges compensates MassMutual for federal taxes imposed for deferred acquisition costs.

Once the sales load for a Policy is established, it will never change for the life of the Policy. The state premium tax charges and the DAC tax charges may be increased or decreased by MassMutual to reflect changes in the applicable tax or a change in the Policy Owner’s residence.

The Variable Riders are intended to be sold in the group employee benefit market. The Employer must enter into a participation agreement with MassMutual in order to participate in the Group Policy issued to a trust. Subsequent to this agreement, the Employer will send premium payments on behalf of an employee/Policy Owner to MassMutual and the Certificates will be issued. Once the Certificates are issued, the Certificate owner will have the ability to elect the Variable Rider. In addition to the premium payments made by the Employer on behalf of the employee, the Policy also allow the employee to send premium payments directly to MassMutual. If any subsequent premium will cause the Policy to become a Modified Endowment Contract (MEC), MassMutual will follow certain procedures described in the prospectus for the Policy with respect to applying all or a portion of the premium to the Policy. MassMutual will require a certain portion of the Net Premium paid by the Employer to be allocated to MassMutual’s GPA. Net Premiums paid by the employee/Policy Owner may be allocated among the GPA and up to 25 Separate Account Divisions. However, the portion of Net Premiums paid by the Employer equal to the Modal Term Premium must be allocated to the GPA.

The “Modal Term Premium” is an estimate of the premium that will be sufficient to cover the premium deductions and the monthly deduction for the modal term. It equals the monthly deduction(s) during the modal term divided by one less the premium deduction discounted at a rate no lower than the monthly equivalent of the minimum annual interest rate of the GPA. The premium deduction is equal to the sales load, state premium tax charge, and the DAC tax charge. The monthly deduction is equal to the charge for cost of insurance protection, administrative charge, and any charges for the cost of any additional benefits provided by rider. The monthly deduction necessary under any Policy varies by the initial death benefit, issue age, underwriting classification, and rider(s) selected. Any Net Premium paid by the Employer in excess of the Modal Term Premium may be allocated to any Separate Account Division, subject to the restriction that a Policy Owner may not have allocations in more than 25 Separate Account Divisions.

A Policy Owner may change the allocation of Net Premiums without charge at any time by submitting a request on MassMutual’s Net Premium Allocation Request form to MassMutual’s Administrative Office. Telephone or fax transmissions are also permissible. The change will be effective on the Valuation Date MassMutual receives the request in Good Order at its Administrative Office. The Policy Owner may transfer amounts among all of the Separate Account Divisions and the GPA, subject to certain restrictions, including the restriction that a Policy Owner may not have allocations in more than 25 Separate Account Divisions.

d. Repayment of Loan

The Policy provides a loan privilege that becomes effective six months after the Policy Date. After such effective date, loans can be made on the Policy at any time while the Insured is living. The Policy must be properly assigned as collateral for the loan. The loan must be repaid with an amount equal to the original loan plus loan interest.

When a loan is made, MassMutual will take the loan amount requested from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Value of each on the date of the loan. Shares taken from the Separate Account Divisions are liquidated and the resulting dollar amounts are transferred to the GPA. MassMutual may delay the granting of any loan attributable to the Separate Account during any period when: 1) it is not reasonably practicable for MassMutual to determine the amount because the New York Stock Exchange (NYSE), or its successor, is closed except for normal weekend and holiday closings; 2) trading is restricted by the Securities and Exchange Commission (SEC); 3) an emergency exists as a result of which disposal of shares of Funds is not reasonably practicable or we cannot reasonably value the shares of the Funds; 4) the SEC permits MassMutual to delay payment for the protection of its Policy Owners. The amount equal to any outstanding Policy loans is held in the GPA and is credited with interest at a rate which is the greater of 3% and the Policy loan rate less a MassMutual declared charge (currently 0.75%, guaranteed not to exceed a maximum of 1.25%) for expenses and taxes. As long as a loan is outstanding, a portion of the Policy’s Account Value equal to the loan is held in the GPA.

Policy Debt (which includes accrued interest) must not equal or exceed the Policy’s Account Value. If this limit is reached, MassMutual may terminate the Policy. The Employer elects either a fixed loan interest rate or, where permitted, an adjustable loan interest rate to apply to the Policies. All Policies issued to the same group will have the same fixed or variable loan interest rate. The fixed loan interest rate is 6% per year. When an adjustable rate has been selected, MassMutual sets the rate each year that will apply for the next Policy Year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody’s Investors Service or, if it is no longer published, a substantially similar average. The maximum rate is the published monthly average for the calendar month ending two months before the Policy Year begins, or 5%, whichever is higher. If the maximum limit is not at least 1/2% higher than the rate in effect for the previous year, MassMutual will not increase the rate. If the maximum limit is at least 1/2% lower than the rate in effect for the previous year, MassMutual will decrease the rate.

Interest accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from the Separate Account Divisions and the GPA in proportion to the non-loaned Account Value in each.

All or part of any Policy Debt may be repaid at any time while the Insured is living and while the Policy is In Force. Any repayment results in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account Division(s). The transfer is made in proportion to the non-loaned value in each Separate Account Division at the time of repayment. If the loan is not repaid, MassMutual will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

e. Policy Reinstatement

For a period of five years after termination, a Policy Owner can request MassMutual reinstate the Policy during the Insured’s lifetime. MassMutual will not reinstate the Policy if it has been surrendered for its Cash Surrender Value. Before MassMutual will reinstate the Policy, it must receive the following: 1) a reinstatement application; 2) a premium payment equal to the amount necessary to produce an Account Value equal to three times the monthly deduction for the Policy on the Monthly Calculation Date on or next following the date of reinstatement; 3) evidence of insurability satisfactory to MassMutual; and 4) where necessary, a signed acknowledgment that the Policy has become a MEC.

If a Policy is reinstated, the death benefit amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

f. Correction of Misstatement of Age

If the Insured’s date of birth as given in the enrollment form is not correct, an adjustment will be made. If the adjustment is made at the time of a death claim, the death benefit amount will reflect the amount provided by the most recent mortality charge according to the correct age. If the adjustment is made before the Insured dies, then future monthly deductions under the Policy will be based on the correct age.

g. Increase or Change in Death Benefit Option

A Policy Owner’s Selected Face Amount may be increased upon request by the Policy Owner, subject to MassMutual’s then current guidelines regarding guaranteed issue, simplified issue, and regular underwriting. Guaranteed issue is only available to employees affiliated with an Employer group. For those Policy Owners subject to simplified or regular underwriting, MassMutual will require adequate evidence of insurability prior to approving an increase in the face amount. A request for a decrease in the face amount will be honored by MassMutual once each Policy Year provided the Policy maintains a minimum face amount of $50,000.

Any requested increase in the face amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a Written Request for such change has been received and approved by MassMutual; or (ii) the requested effective date of the change. Any requested decrease in the face amount will be effective on the Monthly Calculation Date which is on, or next follows, the later of: (i) the date 15 days after a Written Request for such change has been received and approved by MassMutual; (ii) the one year period following the effective date of the previously requested decrease; or (iii) the requested effective date of the change.

A Policy Owner may change death benefit option by Written Request subject to MassMutual’s current guidelines regarding proof of insurability. The effective date of any such change will be on the Policy Owner’s Policy Anniversary following the date the Written Request is received by MassMutual in Good Order, or if MassMutual receives the Written Request within the 15 day period prior to a Policy Anniversary, the change will be effective on the Policy Anniversary following the date of the request. MassMutual will honor a request for a later effective date provided the date coincides with the Policy Owner’s Policy Anniversary. Any increase for Policy Owners no longer associated with the Employer must be at least $5,000. No increase will be allowed after the Policy Anniversary date succeeding the Insured’s 75th birthday.

2.   “Redemption Procedures”: Surrender and Related Transactions

The Policies provide for the payment of moneys to a Policy Owner or Beneficiary upon presentation of a Policy. Generally, except for the payments of death benefits, the imposition of cost of insurance and administrative charges, the payee will receive a pro rata or proportionate share of the Separate Account’s assets, within the meaning of the 1940 Act, in any transaction involving “redemption procedures.” The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the Cash Surrender Value or death benefit. There are also certain Policy provisions (e.g. partial withdrawals or the loan privilege) under which the Policy will not be presented to MassMutual, but which will affect the Policy Owner’s benefits and may involve a transfer of the assets supporting the Policy reserve out of the Separate Account. Any combined transactions on the same day which counteract the effect of each other will be allowed.

MassMutual will assume the Policy Owner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which MassMutual will not allow (e.g., a request for a decrease in death benefit which lowers the amount below the stated minimum), MassMutual will reject the entire transaction and not just the portion which causes the disallowance. The Policy Owner will be informed of the rejection and will have an opportunity to give new instructions.

a. Surrender for Cash Surrender Value

The Policy may be surrendered for its full Cash Surrender Value at any time while the Insured is living. Unless a later effective date is selected, the surrender will be effective on the Valuation Date a Written Request with all required forms in Good Order is received at MassMutual’s Administrative Office. The Policy and a Written Request for surrender are deemed received on the date on which they are received in Good Order at MassMutual’s Administrative Office. If, however, the day on which they are received is not a day on which the net asset value of the underlying Funds in which the Separate Account Divisions invest is determined (i.e. the NYSE is not open for trading), or if they are received after a certain time (currently 4:00 p.m. Eastern Standard Time), then they are deemed received on the next day the net asset value of the underlying Funds is determined.

MassMutual will normally pay the full Cash Surrender Value within seven calendar days after receipt of the Policy and Written Request in Good Order. The full Cash Surrender Value is the Account Value less any outstanding Policy Debt. Computations with respect to the investment experience of each Separate Account Division will be made at the close of any date on which the net asset value of the underlying Funds is determined. This will enable MassMutual to pay the cash value on surrender based on the next computed value after the surrender request is received. MassMutual may delay the payment of Cash Surrender Value from the Separate Account during any period when: 1) it is not reasonably practicable for MassMutual to determine the amount because the NYSE, or its successor, is closed except for normal weekend and holiday closings; 2) trading is restricted by the SEC; 3) an emergency exists as a result of which disposal of shares of Funds is not reasonably practicable or we cannot reasonably value the shares of the Funds; or 4) the SEC permits MassMutual to delay payment for the protection of its Policy Owners.

The Account Value has two components (a) the GPA value, and (b) the Variable Account Value. The Variable Account Value (equal to the value of all accumulations in the Separate Account) may increase or decrease from day to day depending on the investment experience of the Separate Account. Calculations of the Variable Account Value for any given day will reflect the Net Premiums allocated to the Separate Account; transfers to the Separate Account from the GPA; transfers and withdrawals from the Separate Account; fees and charges deducted from the Separate Account; the net investment experience of the Separate Account; and loans deducted from the Separate Account. MassMutual deducts Accumulation Units for insurance and other Policy charges.

The GPA value is the accumulation of: (i) Net Premium allocated to the GPA; (ii) amounts transferred into the GPA from the Separate Account; plus (iii) interest credited to the GPA; minus (iv) amounts transferred and withdrawn from the GPA; minus (v) monthly charges deducted from the GPA. The GPA value earns interest at an effective annual rate, credited daily. For the part of the GPA value equal to any Policy Debt, the daily rate MassMutual uses is the daily equivalent of the greater of: (i) the annual credited loan interest rate minus the loan interest rate expense charge; or (ii) 3%. For the part of the GPA value in excess of any Policy Debt, the daily rate MassMutual uses is the daily equivalent of the greater of: (i) the current interest rate we declare; or (ii) the guaranteed interest rate of 3%. The current interest rate may change as often as monthly and becomes effective on the Policy’s Monthly Calculation Date.

MassMutual will also make monthly deductions from a Policy to cover the cost of insurance protections, administrative expenses, and the cost of any additional benefits provided by rider for the following month. The monthly administrative charge is currently $5.25 and is guaranteed not to exceed $9 and is designed to compensate MassMutual for administering and maintaining the Policy. Other possible deductions from the Policy (which occur on a Policy specific basis) include a charge for partial withdrawals, a charge for transfers (there is currently no charge for transfers, but MassMutual reserves the right to charge for certain transfers in the future), and a charge for loans.

b. Charges on Partial Withdrawal

After a Policy has been In Force for six months a Policy Owner can make a withdrawal from the Policy on any Monthly Calculation Date by sending a Written Request in Good Order to MassMutual’s Administrative Office. Any withdrawal is subject to the following: 1) the minimum amount of a withdrawal is $500 (before deducting the withdrawal charge); 2) the maximum amount of a withdrawal is the Cash Surrender Value minus an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy’s modal term multiplied by its most recent monthly deduction; 3) a withdrawal charge equal to the lesser of $25 or 2% of the total withdrawal will be assessed against the amount withdrawn; 4) the amount of the withdrawal will be deducted from the Policy’s Account Value as of the Valuation Date applicable to the Monthly Calculation Date on which the withdrawal is made; 5) the Policy Owner must specify the GPA or the Separate Account Division(s) from which the withdrawal is to be made; 6) the withdrawal amount attributable to a Separate Account Division or the GPA may not exceed the non-loaned Account Value of that Separate Account Division or GPA; 7) a withdrawal from the GPA is subject to certain restrictions; 8) the Policy’s Account Value will automatically be reduced by the amount of the withdrawal; and 9) the Policy’s death benefit will be reduced as needed to prevent an increase in the amount of insurance which requires a charge, unless satisfactory evidence of insurability is provided to MassMutual.

c. Death Benefit

MassMutual will pay a death benefit to the Beneficiary normally within seven calendar days after receipt, at its Administrative Office, due proof of death of the Insured and all other requirements to make payment. MassMutual may delay payments under circumstances as described in the prospectus.

The death benefit amount is determined as of the date of death. The death proceeds payable will depend on the option in effect at the time of death. Under Death Benefit Option A, the death benefit is the greater of the Selected Face Amount in effect on the date of death or the minimum face amount in effect on the date of death, with possible additions or deductions described below. Under Death Benefit Option B, the death benefit is the greater of the sum of the Selected Face Amount in effect on the date of death plus the Account Value on the date of death, or the minimum face amount in effect on the date of death, with possible additions or deductions described below.

The minimum face amount is equal to Account Value times the minimum face amount percentage. The percentage depends upon the Insured’s Attained Age and is specified under Internal Revenue Code Section 7702(d) and set forth in the Policy. Added to the greater of the Selected Face Amount or minimum face amount is that part of any monthly deduction applicable for the period beyond the date of death. Any Policy Debt outstanding on the date of death and any monthly deduction unpaid as of the date of death are deducted from the death benefit.

All or part of the benefit can be paid in cash or applied under one or more of our payment options described in the prospectus. The death benefit will normally be paid in one lump sum payment. We will pay interest on the death benefit from the date of death to the date of a lump sum payment or the effective date of a payment option. The amount of interest will be computed using an effective annual rate of not less than 3% or, if greater, the annual rate required by applicable law.

d. Termination

The Policy will terminate if on a Monthly Calculation Date, the Account Value less any Policy Debt is insufficient to cover the monthly deduction. Thereafter, the Policy enters a Grace Period during which the premium necessary to cover the overdue monthly deduction must be paid to avoid termination.

An Employer (or the Policy Owner if the Policy Owner has disassociated from the Employer) will receive a notice from MassMutual which sets forth this amount. During the Grace Period, the Policy remains In Force. If the payment is not made by the later of 61 days after the date the monthly charges are due or 30 days after MassMutual has mailed the written notice, the Policy will terminate and insurance coverage will cease.

e. Policy Loan

The Policy provides a loan privilege that becomes effective six months after the Policy Date. After such effective date, loans can be made on the Policy at any time while the Insured is living by sending a Written Request in Good Order to MassMutual’s Administrative Office. The maximum loan is an amount equal to: 1) 90% of the Policy’s Account Value at the time of the loan; less 2) any outstanding Policy Debt before the new loan; less 3) interest on the loan being made and on other outstanding loan(s) to the Policy’s next Policy Anniversary date; less 4) an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy’s modal term multiplied by its most recent monthly deduction. The Policy must be properly assigned as collateral for the loan.

The loan amount requested is taken from the Separate Account Divisions and the GPA (excluding Policy Debt plus an amount equal to one plus the number of Monthly Calculation Dates remaining in the Policy’s modal term multiplied by its most recent monthly deduction) in proportion to the non-loaned Account Value of each on the date of the loan. Shares taken from the Separate Account Divisions are liquidated and the resulting dollar amounts are transferred to the GPA. MassMutual may delay the granting of any loan attributable to the GPA for up to six months.

MassMutual may also delay the granting of any loan attributable to the Separate Account during any period that the NYSE is closed except for normal weekend and holiday closings, or trading is restricted, or the SEC determines that an emergency exists, or the SEC permits MassMutual to delay payment for the protection of its Policy Owners. As long as a loan is outstanding, a portion of the Policy’s Account Value equal to the loan is held in the GPA.

Policy Debt (which includes accrued interest) must not equal or exceed the Account Value under the Policy. If this limit is reached, MassMutual may terminate the Policy. In this event, MassMutual will notify the Employer (or Policy Owner if no longer associated with the Employer) in writing. The notice will state the amount necessary to bring the Policy Debt back within the limit. If MassMutual does not receive a payment within 30 days after the date it mailed the notice, the Policy terminates without value at the end of those 30 days.

The Employer elects either a fixed loan interest rate or, where permitted, an adjustable loan interest rate to apply to the Policies. All Policies issued to the same group will have the same fixed or variable loan interest rate. Interest accrues daily and becomes part of the Policy Debt as it accrues. It is due on each Policy Anniversary. If not paid when due, the interest will be added to the loan and, as part of the loan, will bear interest at the same rate. Any interest capitalized on a Policy Anniversary will be treated the same as a new loan and will be taken from Separate Account Divisions and the GPA in proportion to the non-loaned Account Value in each.

All or part of any Policy Debt may be repaid at any time while the Insured is living and while the Policy is In Force. Any repayment results in the transfer of values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account Division(s). The transfer is made in proportion to the non-loaned value in each Separate Account Division at the time of repayment. If the loan is not repaid, MassMutual will deduct the amount due from any amount payable from a full surrender or upon the death of the Insured.

The amount equal to any outstanding Policy loans is held in the GPA and is credited with interest at a rate that is the greater of 3% and the Policy loan rate less a MassMutual declared charge (currently 0.75%, guaranteed not to exceed a maximum of 1.25%) for expenses and taxes.

A Policy loan affects the Policy because the death benefit and Cash Surrender Value under a Policy are reduced by the amount of the loan. Repayment of the loan increases the death benefit and Cash Surrender Value under the Policy by the amount of the repayment.

f. Transfers Among Divisions

All or part of a Policy’s Account Value may be transferred among Separate Account Divisions by sending a Written Request in Good Order to MassMutual’s Administrative Office. Transfers between Separate Account Divisions may be by dollar amount or by whole-number percentage and all transfers are subject to MassMutual’s procedures intended to detect and prevent market timing and excessive trading.

There is no limit on the number of transfers a Policy Owner may make. MassMutual does not currently charge a fee for transfers in excess of 12 during any one Policy Year. However, MassMutual reserves the right to charge a fee not to exceed $10 per transfer if there are more than 12 transfers in a Policy Year. Policy Owners, however, may transfer all Funds in the Separate Account to the GPA at any time regardless of the number of transfers previously made. MassMutual also offers Policy Owners an automated account re-balancing option as well as an automated Account Value transfer option. A Policy Owner may only have one of these options active at any given point in time. All transfers under these options during any Policy Year are considered one transfer for purposes of determining the number of transfers made by a Policy Owner during a Policy Year.

Transfers from the GPA to the Separate Account are subject to certain restrictions outlined in the prospectus. All transfers made on one Valuation Date are considered one transfer.

g. Free Look Provisions

The Policy Owner may cancel the Policy within ten calendar days (or longer if required by state law) after the owner has received the Policy. The election of the Variable Rider does not increase or decrease the duration of this Free Look period. If the Policy Owner chooses to cancel the Policy within the Free Look period, the owner must mail or deliver the Policy and Policy delivery receipt (if applicable) either to MassMutual or to the agent who sold the Policy or to one of MassMutual’s agency offices. If the Policy is canceled, a refund will be made to the Policy Owner. The refund equals either: 1) the Account Value plus any premium deduction(s) and monthly deduction(s) reduced by any amounts borrowed or withdrawn; or 2) where required by state law, all premiums paid, reduced by any amounts borrowed or withdrawn. If a Policy is issued in a state that requires a return of premium and that Policy is cancelled during the Free Look period, as permitted by state law, the Company will refund only the premium paid less withdrawals and Policy Debt, even if the account is greater than the premium paid.

h. Death Benefit

All or part of the death benefit or Cash Surrender Value of a Policy may be taken in cash or as a series of level payments. Proceeds applied will no longer be affected by the investment experience of the Separate Account Divisions or the GPA.

To receive payments, the proceeds to be applied must be at least $2,000 per Beneficiary. If the payments under any option are less than $20 each, MassMutual reserves the right to make payments at less frequent intervals or to make a lump sum payment in satisfaction of its obligation. Payment options are described in the prospectus and include a Fixed Amount Payment Option, Fixed Time Payment Option, Interest Payment Option, Lifetime Payment Option, Joint Lifetime Payment Option, and Joint Lifetime Payment Option with Reduced Payments to Survivor.